ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2026, AT 3:00 P.M. LUXEMBOURG TIME
AT THE REGISTERED OFFICE LOCATED AT 37A AVENUE J. F. KENNEDY, L-1855
LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

May 19, 2026

Dear Shareholder,

You are cordially invited to attend the 2026 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Nexa Resources S.A. (the “Company”) to be held at 3:00 p.m. Luxembourg time on June 25, 2026, and the Extraordinary General Meeting of Shareholders of the Company to be held immediately thereafter (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”), at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. Information concerning the matters to be considered and voted upon at the Meetings is set out in the attached Convening Notice and Proxy Statement.

The board of directors (the “Board of Directors” or the “Board”) has fixed the close of business (EDT) on May 7, 2026, as the record date for the Meetings (the “Record Date”), and only holders of record of common shares at such time will be entitled to notice of or to vote at the Meetings or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Meetings or wish to be represented, please authorize a proxy to vote your common shares in accordance with the instructions you received. This will not prevent you from voting your common shares in person if you subsequently choose to attend the Meetings (subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 19, 2026, in order for such votes to be taken into account.

As a shareholder of the Company, it is very important that you read the accompanying materials carefully and then vote your common shares promptly.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely, Jaime Ardila Chair of the Board of Directors

Nexa Resources S.A.

37A, Avenue J. F. Kennedy
L-1855 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Convening Notice to
the Annual General Meeting of Shareholders
and

the Extraordinary General Meeting of Shareholders
to be held on June 25, 2026, at 3:00 p.m. Luxembourg time
at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855
Luxembourg, Grand Duchy of Luxembourg

Dear Shareholders,

The Board of Directors of Nexa Resources S.A. (the “Company”) is pleased to invite you to attend the 2026 Annual General Meeting of Shareholders, to be held on June 25, 2026, at 3:00 p.m. Luxembourg time, and the Extraordinary General Meeting of Shareholders of the Company to be held immediately thereafter, at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg with the following agenda:

Agenda of the Annual General Meeting

1.	Presentation of the reports of the Board of Directors of the Company and the reports of the statutory auditor (réviseur d’entreprises agréé) on the annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2025.
2.	Consider and approve the Company’s annual accounts for the financial year ended December 31, 2025.
3.	Consider and approve the Company’s consolidated financial statements for the financial year ended December 31, 2025.
4.	Resolve (i) to approve the share premium reimbursement recommended by the Board of Directors of the Company, and (ii) to carry forward the loss for the year ended December 31, 2025.

5.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2025, for the proper performance of their duties.
6.	Reelect the current members of the Board of Directors of the Company:
a)	Mr. Flavio Aidar, as director until the 2028 annual general meeting of the shareholders.
b)	Mr. Jaime Ardila, as director until the 2028 annual general meeting of the shareholders.
c)	Mr. Gianfranco Castagnola, as director until the 2028 annual general meeting of the shareholders.
d)	Mr. Paulo De Moraes Macedo, as director until the 2028 annual general meeting of the shareholders.
e)	Ms. Daniella Dimitrov, as director until the 2028 annual general meeting of the shareholders.
f)	Mr. Luis Ermírio De Moraes, as director until the 2028 annual general meeting of the shareholders.
g)	Mr. Hilmar Rode, as director until the 2028 annual general meeting of the shareholders.
h)	Mr. Edward Ruiz, as director until the 2028 annual general meeting of the shareholders.
i)	Ms. Jane Sadowsky, as director until the 2028 annual general meeting of the shareholders.
7.	Determine the 2026 overall remuneration of the members of the Board of Directors and ratify the 2025 overall remuneration of the members of the Board of Directors.
8.	Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2027 annual general meeting of the shareholders.

Agenda of the Extraordinary General Meeting

1.	Authorized share capital:

1.1 Renew the authorization of the Board of Directors to increase the issued share capital of the Company on one or more occasions within the limits of the authorized share capital, during a period starting on the day of the Extraordinary General Meeting and ending on the fifth anniversary of the date of publication in the Luxembourg Legal Gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting, without prejudice to any further renewals, and consequently amend article 5.8 of the articles of association of the Company to be read as follows:

“5.8 The Board of Directors is authorized, during a period starting on the day of the general meeting of shareholders held on 25 June 2026 and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of such general meeting, without prejudice to any renewals, to increase the issued share capital on one or more occasions within the limits of the Authorized Capital.”

1.2 Increase the authorized share capital, currently set at USD 231,942,819, to USD 800,000,000, and consequently amend article 5.7 of the articles of association of the Company to be read as follows:

“5.7 In addition to its issued and subscribed share capital, the Company has also an authorized, but unissued and unsubscribed share capital set at USD 800,000,000 (eight hundred million United States Dollars) (the "Authorized Capital").”

1.3 Authorize the Board of Directors to limit or cancel the preferential subscription right of the shareholders in the context of any such increase of the issued share capital up to the authorized share capital, and consequently amend article 5.10 of the articles of association of the Company to be read as follows:

“5.10 The Board of Directors may approve the issuance of new Shares and, where applicable, the instruments to be issued in accordance with the provisions of this Article 5 of the present Articles without reserving (i.e. by cancelling or limiting) the preferential right to subscribe for such Shares and instruments for the existing shareholders.”

2.	Amend article 11.1 of the articles of association of the Company to remove the requirement that a majority of Daily Managers be Luxembourg residents, to be read as follows:

11.1 The day-to-day management of the business of the Company and the power to represent the Company with respect thereto may be delegated by decision of the Management Committee, if any has been established, or otherwise by decision of the Board of Directors, to one or more Directors, members of the Management Committee, officers, employees or third parties (each a "Daily Manager"), acting either alone or jointly, as determined in the relevant internal regulation. The Board of Directors or the Management Committee, if any, shall approve, by a simple majority vote of the Directors or the Managing Officers, respectively, present at such meeting the internal regulations of the Daily Managers and set forth their duties.

3.	Amend articles 6.1, 13.4, 13.10 and 13.13 of the articles of association of the Company to remove the references to the Toronto Stock Exchange (“TSX”) given that the Company has been delisted from the TSX since November 2021, to be read as follows:

“6.1 The Company shall be managed by a board of directors comprising at least five (5) members and a maximum of eleven (11) members (each a "Director" and together the "Directors"), who shall be appointed by the General Meeting in accordance with Article 13.18.1. The Board of Directors shall at all times be composed as required pursuant to applicable law, including, if applicable, the rules and regulations of any stock exchange on which part or all of the Shares of the Company are listed. In particular, at least three (3) Directors shall meet the independence and financial literacy requirements for audit committee members set forth in the listing rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law, subject to any available exemptions.”

“13.4 Except as otherwise required by Luxembourg Law, by the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, General Meetings shall be convened by the Board of Directors with at least a thirty (30) days prior notice. The quorum provided for by Luxembourg Law shall govern the notice for, and the conduct of, the General Meetings.”

“13.10 The Board of Directors may fix in advance a date preceding the date of (i) any General Meeting and/or (ii) for the payment of any dividend (including, without limitation, an interim dividend) as a record date for the determination of the shareholders entitled to vote at such General Meeting and/or receive payment of any such dividend, respectively, notwithstanding any transfer of any Shares on the register of the Company after any such record date.

Notwithstanding the provisions of the foregoing paragraph of this Article 13.10, the fixing of a record date shall be in conformity with Luxembourg Law and the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed.”

“13.13 Except as otherwise required by Luxembourg Law, the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, resolutions at a duly convened General Meeting will be adopted by a simple majority of those present or represented and voting.”

Pursuant to article 13.18.1 of our articles of association (the “Articles”), the Annual General Meeting will validly deliberate on its agenda by a simple majority of the votes validly cast, regardless of the portion of the capital represented.

Pursuant to article 13.18.2 of our Articles, the Extraordinary General Meeting will validly deliberate on its agenda with a majority of two-thirds of the votes validly cast at a meeting in which holders of at least half of the Company’s issued share capital are present or represented. If the quorum is not reached at the first extraordinary general meeting for the purpose of resolving on the agenda thereof, a second extraordinary general meeting of shareholders may be convened with the same agenda at which no quorum requirement will apply. The resolutions concerning the agenda of the Extraordinary General Meeting will be adopted by a majority of two-thirds of the votes validly cast.

Any shareholder who holds common shares of the Company as of the close of business (EDT) on May, 7, 2026 (the “Record Date”) will be admitted to the Meetings and may attend the Meetings, as applicable, subject to compliance with the procedures set forth in the Proxy Statement and the requirements under applicable law).

Please consult the Proxy Statement which is available on the Company’s website, on EDGAR at www.sec.gov and on SEDAR+ at www.sedarplus.ca as to the procedures for attending the Meetings or to be represented by way of proxy. Copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2025, together with the reports of the Board of Directors and the statutory auditor are available at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/. The Proxy Statement, Information Notice and Annual Report on Form 20-F are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca. The Company will prepare an Extractive Sector Transparency Measures Act (“ESTMA”) report pursuant to Canadian law requirements. The ESTMA report will be available by May 29, 2026, at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/ and on Natural Resources’ Canada website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198, respectively, and will also be subject to fillings on EDGAR at www.sec.gov and on Luxembourg Business Registers at www.lbr.lu in accordance with the relevant laws and regulations applicable to the Company. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 19, 2026, in order for such votes to be taken into account.

The Meetings will be held in person in the Grand Duchy of Luxembourg. If, for any reason, we determine that it is necessary or appropriate to take additional steps regarding how we conduct the Meetings, we will announce this decision in advance, and details will be posted on our website. Please check our website prior to the Meetings if you are planning to attend in person.

Sincerely,

Jaime Ardila

Chair

on behalf of the Board of Directors

NEXA RESOURCES S.A.

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

JUNE 25, 2026

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Nexa Resources S.A. (the “Company”, “Nexa”, “we”, “our” or “us”) for use at the 2026 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on June 25, 2026, at 3:00 p.m. Luxembourg time, and the Extraordinary General Meeting of Shareholders of the Company to be held immediately thereafter (the “Extraordinary General Meeting” and together with the Annual General Meeting, the “Meetings”), at the Company’s registered office located at 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement is available on our website at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/ and our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report on Form 20-F”) is available on our website at https://ri.nexaresources.com/financial-information/annual-reports/ and all of the aforementioned documents are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca. Copies of the Company’s consolidated financial statements and annual accounts for the financial year ended December 31, 2025 are available on our website at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/. The Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials.”

Status as a Foreign Private Issuer and SEC foreign Issuer

We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act.

In accordance with applicable Canadian securities laws, as an “SEC foreign issuer” (as such term is defined in National Instrument 71-102 – Continuous Disclosure and Other Exemptions Relating to Foreign Issuers), we are exempt from certain requirements under Canadian securities laws relating to continuous disclosure obligations, proxy solicitation and certain other matters provided that we comply with appropriate requirements in the United States and our jurisdiction of incorporation, if applicable. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures. These are discussed in further detail under the heading “Corporate Governance” below in this Proxy Statement.

1

How May the Meetings Materials Be Accessed?

(a)	Street name holders (beneficial shareholders)

We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are mailing a notice (the “Information Notice”) on May 19, 2026, regarding internet availability of Proxy Materials to our street name holders (beneficial shareholders) of record as of close of business (EDT) on May 7, 2026 (the “Record Date”). You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2025 and our Annual Report on Form 20-F on the websites referred to in the Information Notice (https://ri.nexaresources.com/corporate-governance/shareholders-meeting/ and https://ri.nexaresources.com/financial-information/annual-reports/) or street name holders (beneficial shareholders) may request to receive a printed set of the Proxy Materials. The Information Notice, this Proxy Statement and Annual Report on Form 20-F are, or will be, available under the Company’s profile on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.ca. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice. This permits us to conserve resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials.

(b)	Registered shareholders

We are mailing the Proxy Materials on May 19, 2026, to all registered shareholders of our common shares as of the Record Date.

Who May Vote?

Only registered shareholders or street name holders (beneficial shareholders) of our common shares as of the Record Date will be entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, 132,438,611 common shares were issued and outstanding, out of which 132,438,611 common shares are entitled to one vote per common share at each Meeting.

What Constitutes an Attendance Quorum?

No quorum is required for any ordinary resolutions to be considered at the Annual General Meeting. For any extraordinary resolutions to be considered at the Extraordinary General Meeting, at least one-half of our issued share capital as of the date of such meeting will constitute a quorum. If such quorum is not present, the Extraordinary General Meeting may be adjourned and convened at a later date in which no quorum is required, provided that certain notice procedures are fulfilled. Abstentions are not considered “votes” but the common shares with respect to which such abstentions are expressed do count as shares present for purposes of determining a quorum.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder

2

withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the Meetings, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Meetings, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

What Is the Process for Voting?

If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meeting in-person and vote at the Meeting (subject to compliance with the procedures set forth in this Proxy Statement and the requirements under applicable law).

If your shares are held in “street name” and you are a beneficial shareholder, you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your common shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Meetings. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

What Is the Process for Revocation of Proxies?

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Meetings by:

•	attending the Meetings and voting in person;
•	delivering a written notice dated on or before June 19, 2026, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT at the address given below, stating that the proxy is revoked; or
•	signing and delivering a subsequently dated proxy card prior to the vote at the Meetings.

3

If you are a registered shareholder, you may request a new proxy card by contacting our Investor Relation department by email at ir@nexaresources.com.

Registered shareholders should send any written notice or new proxy card by (i) regular mail to Nexa Resources S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Nexa Resources S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-368-5948).

Any street name holder (beneficial shareholder) may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Meetings, by delivering a written notice dated on or before June 19, 2026, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, stating that the voting instructions are revoked or changed. Your last voting instructions, prior to or at the Meetings, are the voting instructions that will be taken into account.

Who May Attend the Meetings?

Only holders of our common shares as of the Record Date or their legal proxy holders may attend the Meetings. All holders of our common shares planning to attend the Meetings in person must contact our Investor Relation department, at ir@nexaresources.com by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 19, 2026, to reserve a seat. For admission, shareholders should come to the Meetings check-in area no less than 15 minutes before the Annual General Meeting is scheduled to begin.

•	Registered shareholders

To be admitted to the Meetings, you will need a form of photo identification. You will be admitted to the Meetings only if we are able to verify your common shareholder status by checking your name against the list of registered common shareholders as of the Record Date.

•	Beneficial shareholders

To be admitted to the Meetings, you will need a form of photo identification. A beneficial shareholder must also bring valid proof of ownership of your common shares as of the Record Date, in order to vote at the Meetings you must bring a valid legal proxy from the holder of record.

If you hold your common shares as a beneficial holder in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meeting.

Registration will begin at 2:30 p.m. Luxembourg time and the Annual General Meeting will begin at 3:00 p.m. Luxembourg time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meetings.

Representatives of PricewaterhouseCoopers, société coopérative, the Company’s statutory auditor (réviseurs d’entreprises agréés), will attend the Annual General Meeting.

The Meetings will be held in person in the Grand Duchy of Luxembourg. If, for any reason, we determine that it is necessary or appropriate to take additional steps regarding how we conduct the Meetings, we

4

will announce this decision in advance, and details will be posted on our website. Please check our website prior to the Meetings if you are planning to attend in person.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the Meetings. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

5

ANNUAL GENERAL MEETING

PROPOSAL WITH RESPECT TO AGENDA ITEMS NO. 1, 2 AND 3 OF THE ANNUAL GENERAL MEETING:
APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS AND ANNUAL ACCOUNTS

At the Annual General Meeting, the Board of Directors will present the management reports on the Company’s consolidated financial statements and the annual accounts for the financial year ended December 31, 2025, and the statutory auditor (réviseur d’entreprises agréé) will present its reports on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2025. The management reports and the statutory auditor’s reports are available on the internet at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/.

Following such presentations, the following resolutions will be put before the Annual General Meeting for approval:

Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2025, hereby approves the annual accounts of the Company for the financial year ended December 31, 2025, in their entirety.

Resolved: The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2025, hereby approves the consolidated financial statements of the Company for the financial year ended December 31, 2025, in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2025.

6

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4 OF THE ANNUAL GENERAL MEETING:
APPROVAL OF ALLOCATION OF ANNUAL RESULTS

The Board of Directors proposes that the Annual General Meeting approves:

(i)	the reimbursement of the share premium:
-	of an aggregate amount equivalent to 20% of the free cash flow pre-events, which was recommended by the Board of Directors on February 26, 2026, as a reimbursement of the share premium to each shareholder of the Company amounting to approximately US$17.5 million in total, on a pro rata basis of approximately US$0.132136 per common share anticipated to be paid on August 11, 2026 to shareholders who hold common shares of the Company as of the close of business (EDT) on July 28, 2026; and
(ii)	to carry forward the loss for the year ended December 31, 2025.

At the Annual General Meeting, the shareholders will be asked to consider the following resolution for approval:

Resolved: The Annual General Meeting hereby resolves to:

(i)	approve the share premium reimbursement, of an aggregate amount equivalent to 20% of the free cash flow pre-events, which was recommended by the Board of Directors on February 26, 2026, as reimbursement of the share premium to each shareholder of the Company amounting to approximately US$17.5 million in total, on a pro rata basis of approximately US$0.132136 per common share anticipated to be paid on August 11, 2026 to shareholders who hold common shares of the Company as of the close of business (EDT) on July 28, 2026; and

(ii)	approve to carry forward the loss for the year ended December 31, 2025, as recommended by the Board of Directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the share premium reimbursement and the approval of the allocation of our annual results as proposed by the Board of Directors.

7

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5 OF THE ANNUAL GENERAL MEETING:
APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE OF THEIR DUTIES

Under Luxembourg law, after the adoption of the annual accounts, the shareholders are asked to vote on the discharge (quitus) of the directors with respect to the performance of their duties during the completed financial year. The discharge covers all the acts of the Board to the extent they are accurately disclosed in the annual report and accounts and is only valid towards the company.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2025:

Resolved: The Annual General Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2025, for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge of the members of the Board of Directors.

8

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6 OF THE ANNUAL GENERAL MEETING:
ELECTION OF DIRECTORS

Reelection of Director

Our Board of Directors currently consists of nine (9) directors. Our Articles provide that our Board of Directors will consist of no fewer than five (5) directors and no more than eleven (11) directors. Pursuant to our Articles, our directors are appointed by the general meeting of shareholders of the Company for a period not exceeding two years.

The Board of Directors has nominated the nine people listed below for reelection as director of the Company, with term of office expiring at the 2028 annual general meeting of shareholders of the Company.

Nominees for Reelection to the Company’s Board of Directors

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila	70	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Dimitrov*	56	Toronto, Canada	Director	December 14, 2017**
Edward Ruiz*	75	New Jersey, USA	Director	December 14, 2017**
Flavio Aidar	48	São Paulo, Brazil	Director	October 1, 2024
Gianfranco Castagnola	65	Lima, Peru	Director	June 4, 2020
Hilmar Rode*	58	Antwerpen, Belgium	Director	June 22, 2023
Jane Sadowsky*	64	New York, USA	Director	December 14, 2017**
Luís Ermírio de Moraes	65	São Paulo, Brazil	Director	August 25, 2016
Paulo Ermírio de Moraes Macedo	37	New York, USA	Director	June 28, 2024

* Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 Audit Committees.

Information concerning the nine nominees for reelection to the Board of Directors can be found under the “Management” section of this Proxy Statement.

At the Annual General Meeting, the shareholders will be asked to approve the following resolutions:

Resolved: The Annual General Meeting hereby approves the reelection of each of the following, individually, as directors of the Company for a term ending at the 2028 annual general meeting of the shareholders:

Mr. Flavio Aidar;

Mr. Jaime Ardila;

Mr. Gianfranco Castagnola;

Mr. Paulo De Moraes Macedo;

Ms. Daniella Elena Dimitrov;

Mr. Luis Ermírio De Moraes;

9

Mr. Hilmar Rode;

Mr. Edward Ruiz; and

Ms. Jane Sadowsky.

Vote Required and Board of Directors Recommendation

The reelection of each nominee for director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the reelection of each of the nine (9) directors named above to term that run until the 2028 annual general meeting of shareholders.

10

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 7 OF THE ANNUAL GENERAL MEETING:
DETERMINATION OF THE 2026 OVERALL REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND RATIFICATION OF THE 2025 OVERALL REMUNERATION OF THE BOARD OF DIRECTORS

The members of our Board of Directors are entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending Board of Directors’ meetings and meetings for any committee on which he or she serves. Our directors’ compensation program is based on fixed payments.

During fiscal year 2025, our directors received cash compensation in an aggregate amount of approximately US$2,300,000 million for services as a member of our Board of Directors (the “Overall 2025 Directors’ Remuneration”).

The Board of Directors recommends US$2,310,000 as overall directors’ remuneration for the fiscal year 2026 for services as a member of our Board of Directors (the “Overall 2026 Directors’ Remuneration”).

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual General Meeting hereby approves and to the extent necessary, ratifies, the Overall 2025 Directors’ Remuneration and the Overall 2026 Directors’ Remuneration.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the ratification of the Overall 2025 Directors’ Remuneration and approval of the Overall 2026 Directors’ Remuneration.

11

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 8 OF THE ANNUAL GENERAL MEETING:
APPROVAL OF APPOINTMENT OF STATUTORY AUDITOR

The Luxembourg laws applicable to the Company do not require a mandatory rotation of the statutory auditor (réviseur d’entreprises agréé). Nevertheless, as provided by such laws, the mandate of the statutory auditor (réviseur d'entreprises agréé) shall be limited in time and the renewal of such mandate each year is submitted for approval by the Annual General Meeting. The Audit Committee and members of the Company’s management focused on Nexa’s audit each year have decided that, based on market best practices, the key audit partner carrying out the statutory audit will change every 5 years. The next rotation of such partner is expected to occur for the financial year starting January 1st, 2028.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual General Meeting hereby approves the reappointment of PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2026.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the reappointment of PricewaterhouseCoopers, société coopérative as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending on December 31, 2026.

12

EXTRAODINARY GENERAL MEETING

PROPOSAL WITH RESPECT TO AGENDA ITEM NO.1 OF THE EXTRAORDINARY GENERAL MEETING:
AUTHORIZED SHARE CAPITAL

The Board of Directors is seeking approval by the shareholders to renew the authorization of the Board of Directors to increase the issued share capital of the Company on one or more occasions within the limits of the authorized share capital, during a period starting on the day of the Extraordinary General Meeting and ending on the fifth anniversary of the date of publication in the Luxembourg Legal Gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting, without prejudice to any further renewals.

The Board of Directors is moreover seeking approval by the shareholders (i) to increase the authorized share capital, currently set at USD 231,942,819 to USD 800,000,000, and (ii) to authorize the Board of Directors to limit or cancel the shareholders’ preferential subscription right in the context of any such increase of the issued share capital up to the authorized share capital (and thus delete the current restriction to limit or cancel the shareholders’ preferential subscription right only in the context of an issuance of new shares and instruments carried out through a public offering process).

The report of the Board of Directors of the Company relating to the proposals regarding the authorized share capital is available on https://ir.nexaresources.com/shareholdersmeeting ..

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution:

Resolved:

1.1. the Extraordinary General Meeting decides to renew the authorization of the Board of Directors to increase the issued share capital of the Company on one or more occasions within the limits of the authorized share capital, during a period starting on the day of the Extraordinary General Meeting and ending on the fifth anniversary of the date of publication in the Luxembourg Legal Gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting, without prejudice to any further renewals, and consequently to amend article 5.8 of the articles of association of the Company to be read as follows:

“5.8 The Board of Directors is authorized, during a period starting on the day of the general meeting of shareholders held on 25 June 2026 and ending on the fifth anniversary of the date of publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of such general meeting, without prejudice to any renewals, to increase the issued share capital on one or more occasions within the limits of the Authorized Capital.”

1.2 the Extraordinary General Meeting decides to increase the authorized share capital, currently set at USD 231,942,819 to USD 800,000,000, and consequently to amend article 5.7 of the articles of association of the Company to be read as follows:

13

“5.7 In addition to its issued and subscribed share capital, the Company has also an authorized, but unissued and unsubscribed share capital set at USD 800,000,000 (eight hundred million United States Dollars) (the "Authorized Capital").”

1.3 the Extraordinary General Meeting decides to authorize the Board of Directors to limit or cancel the preferential subscription right of the shareholders in the context of any such increase of the issued share capital up to the authorized share capital, and consequently to amend article 5.10 of the articles of association of the Company to be read as follows:

“5.10 The Board of Directors may approve the issuance of new Shares and, where applicable, the instruments to be issued in accordance with the provisions of this Article 5 of the present Articles without reserving (i.e. by cancelling or limiting) the preferential right to subscribe for such Shares and instruments for the existing shareholders.”

The proposed amended version of the articles of association of the Company is available on https://ir.nexaresources.com/shareholdersmeeting.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of (a) the renewal of the authorization of the Board of Directors, during a period of five years starting on the date of this Extraordinary General Meeting of shareholders and ending on the fifth anniversary of the date of publication in the Luxembourg Legal Gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the Extraordinary General Meeting, to issue additional shares in the Company within the limit of the authorized share capital, and consequential amendment to article 5.8 of the articles of association of the Company; (b) the increase of the authorized share capital, currently set at USD 231,942,819 to USD 800,000,000, and consequential amendment to article 5.7 of the articles of association of the Company; and (c) the authorization of the Board of Directors to limit or cancel the preferential subscription right of the shareholders in the context of any such increase of the issued share capital up to the authorized share capital, and consequential amendment to article 5.10 of the articles of association of the Company.

14

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 2 OF THE EXTRAORDINARY GENERAL MEETING:

AMENDMENT OF ARTICLE 11.1 OF THE ARTICLES OF ASSOCIATION

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution in order to remove the requirement that a majority of Daily Managers be Luxembourg residents:

Resolved:

To approve the amendment of article 11.1 of the articles of association to be read as follows:

11.1 The day-to-day management of the business of the Company and the power to represent the Company with respect thereto may be delegated by decision of the Management Committee, if any has been established, or otherwise by decision of the Board of Directors, to one or more Directors, members of the Management Committee, officers, employees or third parties (each a "Daily Manager"), acting either alone or jointly, as determined in the relevant internal regulation. The Board of Directors or the Management Committee, if any, shall approve, by a simple majority vote of the Directors or the Managing Officers, respectively, present at such meeting the internal regulations of the Daily Managers and set forth their duties.

The proposed amended version of the articles of association of the Company is available on https://ir.nexaresources.com/shareholdersmeeting.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the amendment of article 11.1.

15

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 3 OF THE EXTRAORDINARY GENERAL MEETING:

AMENDMENT OF ARTICLES 6.1, 13.4, 13.10 and 13.13 OF THE ARTICLES OF ASSOCIATION

At the Extraordinary General Meeting, the shareholders will be asked to approve the following resolution in order to remove the requirement that a majority of Daily Managers be Luxembourg residents:

Resolved:

To approve the amendments of articles 6.1, 13.4, 13.10 and 13.13 of the articles of association of the Company in order to remove the references to the Toronto Stock Exchange (“TSX”) given that the Company has been delisted from the TSX since November 2021, to be read as follows:

“6.1 The Company shall be managed by a board of directors comprising at least five (5) members and a maximum of eleven (11) members (each a "Director" and together the "Directors"), who shall be appointed by the General Meeting in accordance with Article 13.18.1. The Board of Directors shall at all times be composed as required pursuant to applicable law, including, if applicable, the rules and regulations of any stock exchange on which part or all of the Shares of the Company are listed. In particular, at least three (3) Directors shall meet the independence and financial literacy requirements for audit committee members set forth in the listing rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law, subject to any available exemptions.”

[…]

“13.4 Except as otherwise required by Luxembourg Law, by the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, General Meetings shall be convened by the Board of Directors with at least a thirty (30) days prior notice. The quorum provided for by Luxembourg Law shall govern the notice for, and the conduct of, the General Meetings.”

[…]

“13.10 The Board of Directors may fix in advance a date preceding the date of (i) any General Meeting and/or (ii) for the payment of any dividend (including, without limitation, an interim dividend) as a record date for the determination of the shareholders entitled to vote at such General Meeting and/or receive payment of any such dividend, respectively, notwithstanding any transfer of any Shares on the register of the Company after any such record date.

16

Notwithstanding the provisions of the foregoing paragraph of this Article 13.10, the fixing of a record date shall be in conformity with Luxembourg Law and the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed.”

[…]

“13.13 Except as otherwise required by Luxembourg Law, the rules of the New York Stock Exchange, or any stock exchange on which any Shares of the Company are then listed and any additional requirements under the rules and regulations of the U.S. Securities and Exchange Commission, Canadian securities laws and other applicable law or by these Articles, resolutions at a duly convened General Meeting will be adopted by a simple majority of those present or represented and voting.”

The proposed amended version of the articles of association of the Company is available on https://ir.nexaresources.com/shareholdersmeeting.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a two-thirds majority of the votes validly cast on such resolution, where the shares represented at the meeting represent at least half of the issued share capital.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the amendments of articles 6.1, 13.4, 13.10 and 13.13.

17

CORPORATE GOVERNANCE

Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision makers on our management team, specifically, our Board of Directors, Board committees, and Management committee. Our corporate governance model also provides a framework for the duties of our management team, including oversight of our performance and decision-making. Our main corporate governance activities include support for Board of Directors, Board advisory committees, and executive Board meetings (management committee); contribution to the process of preparing the annual report on governance practices; and elaboration of governance documents and updating of best practices.

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices that include internal rules for the Board of Directors and key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the Board of Directors to ensure effective and independent decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles, in line with ESG standards. The disclosure set out below describes in further detail our approach to corporate governance.

Meetings of the Board of Directors and attendance

The Board of Directors ordinarily meets in person or by other means of communication as may be required. The frequency of and agenda items for Board of Directors’ meetings will vary depending on the state of affairs, requirements for approvals and opportunities available to Nexa and the risks and issues which we face. The agenda for meetings places priority and focuses on key issues for Nexa, which are identified by the Chair of our Board of Directors (the “Chair”). Routine business is dealt with after substantive discussions on the key issues.

Under the Board of Directors’ internal rules and our Articles, the Boards of Directors can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The Board of Directors’ internal rules further provide that each member is entitled to one vote either in person or where duly represented as required by the Board of Directors internal rules. Furthermore, according to the Board of Directors’ internal rules, the Directors may participate in a meeting of the Board by means of telephone conference or similar communication means, allowing the identification of each participating Director and by means of which all persons participating in the meeting can hear and speak to each other on a continuous basis. Participation in a meeting via telecommunication means will constitute presence in person at the meeting, provided that all actions approved by the Directors at any such meeting will be reproduced in writing in the form of resolutions. In fiscal year 2025, our Board of Directors held ten meetings, in which the rate of attendance in person or by representation was 100%. In addition, we had (i) six audit committee meetings, (ii) nine finance committee meetings, (iii) four compensation, nominating and governance committee meetings, and (iv) five Sustainability and Capital Projects committee meetings.

As set forth in the Board of Directors’ internal rules, the independent Directors may hold meetings in which members of the management team and the non-independent Directors are not present. In 2025, our Directors held in camera sessions without members of the management team prior and/or at the conclusion of each Board meeting.

18

Committees of our Board of Directors

Our Board of Directors has an audit committee, a finance committee, a compensation, nominating and governance committee and a sustainability and capital projects committee. Our Board of Directors may have other committees as it may determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities assigned to them by the meeting of the Board of Directors that created such committee and as set forth in their respective committee charters. These charters set out, among other things, the roles and responsibilities of the chair of each committee. As set forth in the respective charters of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our Board of Directors is available on our website.

Audit committee

Our audit committee is a standing committee established by our Board of Directors on March 28, 2017, to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The audit committee may be composed of three to five members, each appointed by our Board of Directors for a term of one year. Daniella Dimitrov, Edward Ruiz and Jane Sadowsky currently serve as its members. These individuals are independent under Rule 10A-3 and applicable NYSE standards, as well as Canadian securities regulators’ National Instrument 52-110 Audit Committees. In addition, each of them satisfies the financial literacy requirement under applicable rules. Our Board of Directors has determined that Mr. Edward Ruiz qualifies as an “audit committee financial expert.”

Our audit committee’s primary responsibilities are to assist the Board of Directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) the monitoring of risk management controls and processes, according to the Enterprise Risk Management (the “ERM”) policy, and the oversight of financial reporting and related compliance, internal control over financial reporting and fraud risks; (v) the compliance and ethics program; (vi) review of all related party transactions; (vii) the qualifications, performance and independence of our independent auditors and performance of the internal audit function; (viii) the Company’s internal controls and processes to ensure ESG and cybersecurity disclosures and policies are accurate, transparent and in compliance with applicable laws, regulations or rules.

Nexa has established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the audit committee. In addition, our audit committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full audit committee at its first scheduled meeting following such pre-approval. Our audit committee shall pre-approve all audit and non-audit services to be provided to us by our independent auditor and also has the authority to recommend pre-approval policies and procedures to our Board of Directors and for the engagement of our independent auditor’s services.

Finance committee

Our finance committee is a standing committee established by our Board of Directors on March 28, 2017, to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The finance committee may be composed of three to five members, each appointed by our Board of Directors for a term of one year. Gianfranco Castagnola, Paulo Macedo, Flávio Aidar and Edward Ruiz currently serve as its

19

members. It is also the finance committee attribution to support the Board in its monitoring of the enterprise risk management in matters related to the responsibility of this committee.

Our finance committee’s primary responsibilities are to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring Nexa’s balance sheet and by providing recommendations on our capital management strategy and capital structure, including indebtedness, investments and returns, and support the Board of Directors in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee, among others.

Compensation, nominating and governance committee (“CNG committee”)

Our compensation, nominating and governance committee is a standing committee established by our Board of Directors on March 28, 2017, to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The compensation, nominating and governance committee may be composed of two to five members, each appointed by our Board of Directors for a term of one year. Jaime Ardila, Jane Sadowsky, Luís Ermírio de Moraes, and Flavio Aidar currently serve as its members. One of the four members of the compensation, nominating and governance committee is an independent director.

Our compensation, nominating and governance committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the Board of Directors and of the members of the committees of the Board of Directors; (3) the administration the policy for the recovery of erroneously awarded compensation with the support of the audit and/or the finance committees where applicable, and the proposal of changes to such policy if necessary; (4) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive officers; (5) development of corporate governance guidelines and principles; (6) the governance structure related to the Company’s ESG strategy as it applies to the Company and its value chain; (7) identification of individuals qualified to be nominated as members of the Board of Directors and suggesting nominees to fill any vacancies on the Board of Directors; (8) the structure and composition of Board of Directors’ committees; (9) evaluation of the performance and effectiveness of the Board of Directors, the chief executive officer and each of the Board’s standing committees; (10) the supervision and approval of our social responsibility plans and policies (other than community-related aspects which are overseen by the sustainability and capital projects committee), including, but not limited to our ESG strategy; (11) the supervision of Company’s people strategy; (12) the monitoring of the relationship of the Company with unions; (13) support the Board of Directors in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee; and (14) any related matters required by applicable laws.

Sustainability and capital projects committee (“SCP committee”)

Our sustainability and capital projects committee is a standing committee established by our Board of Directors on April 29, 2019, to assist the Board of Directors in fulfilling certain of its oversight responsibilities. The sustainability and capital projects committee may be composed of at least three and no more than five members, each appointed by our Board of Directors for a term of one year. Daniella Dimitrov, Hilmar Rode, Jaime Ardila and Luís Ermírio de Moraes currently serve as its members.

Our SCP committee’s primary responsibilities are to assist the Board of Directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including relationships with local communities, tailings management, water, waste, biodiversity, and GHG emissions, as well as with respect to the estimation and disclosure of mineral

20

resources and reserves at all operations and projects (collectively “Sustainability Matters”). The committee also assists the Board with the oversight of our ESG strategy, including its revision and implementation, in connection with the Sustainability Matters and all related applicable laws.

The sustainability and capital projects committee is also responsible for assisting the Board of Directors with the review of technical, economic and social matters with respect to our projects, including exploration, development, permitting, construction and operation of our mining and smelting assets, which are core to our strategy and growth.

Appointment and term of members of our Board of Directors

In accordance with our Articles and the 1915 Law, the members of our Board of Directors are elected by a resolution of a general meeting of shareholders adopted with a simple majority of the votes validly cast, regardless of the portion of capital represented at such general meeting. Votes are cast for or against each nominee proposed for election to the Board of Directors and cast votes shall not include votes attaching to shares for which the shareholder has not participated in the vote, has abstained or has returned a blank or invalid vote.

Our directors are appointed for two-year terms and may be reelected. Members of our Board of Directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. Under Luxembourg law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may, by a simple majority vote of the directors present or represented, fill the vacancy. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director.

Mandate for the Board of Directors

Our Board of Directors adopted Board of Directors internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals and guidelines;
•	ensure that the executive officers comply with such mission, strategic goals and guidelines;
•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	approve the annual commercial agreements strategy;
•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa and its subsidiaries according to our articles of association;
•	promote and ensure compliance with our corporate purpose;
•	ensure Nexa’s long-term and sustainable continuity with respect to the Company’s ESG and economic goals, including, but not limited to supporting the Board committees to oversee and revise the implementation of Company’s ESG strategy pursuant to applicable laws, when applicable;

•	develop our approach to corporate governance, including the creation and review, from time to

21

time, of corporate governance principles and guidelines that are specifically applicable to us;

•	evaluate the performance of our CEO and executive officers;
•	exemplify and, together with the management committee, implement a culture of integrity throughout the organization;
•	approve and monitor compliance, directly and/or through its committees, with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; and (k) clawback policy; and (l) authorization policy;
•	approve Board members’ and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;
•	ensure appropriate succession planning for our Board of Directors, CEO and executive officers;
•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered between Nexa and any of our executive officers;
•	with respect to cybersecurity: (a) monitor the Audit Committee and management regarding cybersecurity matters and provide guidance as needed; (b) receive updates and reports on cybersecurity tests, incident response plans, cybersecurity incidents, and our cybersecurity policies; and (c) review with management and with the support of the Audit Committee, our cybersecurity risk management program in connection with the Enterprise Risk Management policy; and
•	all further tasks as required by applicable laws.

The Board of Directors internal rules are available on our website.

The Board of Directors has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the Board of Directors. In accordance with the Board of Director’s internal rules, the independent members of the Board of Directors may hold separate meetings and each director has a duty to declare, prior to any Board of Directors’ meeting, the existence of a particular reason or conflict of interest with Nexa with respect to a subject matter being discussed or considered by the Board of Directors. Accordingly, such Board of Directors member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our Board of Directors members are prohibited from holding executive positions with Nexa and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our audit committee is comprised entirely of independent directors and we also have independent representation on all other committees.

Chair

The Chair of our Board of Directors is not an independent director of the Company. The Board of Directors has carefully considered governance issues relating to Chair independence and believes that the

22

Chair fulfills separate responsibilities diligently and that, with the compensating practices in place, the Board of Directors operates effectively and in Nexa’s best interest.

Description of the position of Chair

Our Board of Directors has developed a written position description for the Chair of the Board of Directors. The Chair of the Board of Directors has the following responsibilities, subject to any other matters that may be set forth in our Articles or provided for under applicable law:

•	ensure the efficiency and proper performance of the Board of Directors;
•	preside over the Board of Directors’ meetings;
•	prepare, organize, elaborate and distribute the agenda and minutes of the meetings aided by the Board of Directors secretary, including all information necessary to discuss the matters on the agenda;
•	coordinate the activities of other Board of Directors members;
•	ensure that all Board of Directors members receive comprehensive information about the items on the Board of Directors agenda in a timely manner;
•	propose the annual corporate calendar to the Board of Directors in coordination with Nexa’s CEO, which shall necessarily set forth the dates of corporate events;
•	organize the onboarding and education sessions for incoming members of the Board of Directors in coordination with Nexa’s CEO; and
•	periodically arrange for continuing education opportunities for all Board of Directors members, so that individuals may maintain or enhance their skills and abilities as members and ensure that their knowledge and understanding of Nexa’s business remains current.

Orientation and continuing education

We implemented an orientation program for new directors under which each new director meets with the Chair of our Board of Directors and our executives. New directors are provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the Board of Directors and each committee).

The Chair of our Board of Directors is responsible for overseeing directors’ continuing education and ensure that it is designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Our ongoing director education programs entail site visits, presentations from outside experts and consultants, discussions on ongoing governance trends and guidelines for public companies, briefings from staff and management, and reports on issues relating to our projects and operations, sustainability and social matters, competitive factors, reserves, legal issues, economic, accounting and financial disclosure, mineral and hydrocarbon education and other initiatives intended to keep the Board of Directors abreast of new developments and challenges that we may face. As part of the education session, certain directors obtained

23

international certifications related to the competencies necessary for their activities, such as National Association of Corporate Directors (“NACD”) Directorship Certification.

Evaluation of directors

Our compensation, nominating and governance committee established a framework for the implementation and administration of processes to assess the effectiveness of the Board of Directors and each of its members. This includes peer reviews of each director’s performance and self-assessments, as well as full Board of Directors and committee review of the Board of Directors and the respective committees, by way of questionnaires, interviews and sessions with the Chair. In addition to hiring external advisors to develop and undertake this assessment, the compensation, nominating and governance committee is also responsible for overseeing the process and evaluating the results, with the objective of improving the performance of each director and the Board of Directors as a whole.

Considerations in evaluating director nominees

Our Board of Directors is responsible for nominating members for election to the Board of Directors and for filling vacancies on the Board of Directors that may occur between annual meetings of shareholders. The process for nominating a new director initiates with our compensation, nominating and governance committee which evaluates Nexa’s current circumstances and establishes a profile for a director candidate. Such profile is then shared with a specialized external executive search firm, who assists the compensation, nominating and governance committee in selecting candidates for interviews. Prior to the interview, the specialized external firm is responsible for a background check with former employers and colleagues of the respective candidates.

Following the interview(s), our compensation, nominating and governance committee recommends the nomination of the director candidate to our Board of Directors based upon an assessment of the independence, skills, qualifications and experience of such candidate. Specifically, the Board of Directors seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.

Plurality

We value plurality in our operations. We believe that having a balanced Board of directors can offer a breadth and depth of perspectives that enhance our performance. Recommendations concerning director nominees are based on merit and past performance as well as other factors, as we believe that having a plural and inclusive organization overall is beneficial to our success.

Compensation-setting process

Our compensation, nominating and governance committee is responsible for assisting our Board of Directors in fulfilling its governance and supervisory responsibilities and advising our Board of Directors with respect to evaluation and monitoring of compensation models and policies performed every two years, which takes into account peer companies and the challenges and opportunities we face. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our Board of Directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

24

Code of Conduct

We work with all of our employees, as well as third parties who we work with, to ensure they behave in a manner consistent with our values, Code of Conduct, and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, anti bribery, and corruption. The Code of Conduct reflects our commitment to the principles of anti-corruption, anti money laundering, anti terrorist financing, integrity, ethics, human rights, social and environmental responsibilities, and antitrust policies based on laws in effect in the countries where we operate. Our directors and executives have certified that they have read and that they will comply with our Code of Conduct. Furthermore, our Board of Directors periodically monitors compliance related topics. A Conduct committee (the ”Conduct Committee”) is in charge of promoting the implementation of the code and supervising the application of disciplinary measures. In 2025, we reviewed our Code of Conduct and it was approved by the Board of Directors in May 2026. In 2022, we also launched our Code of Conduct for Suppliers and started to disseminate it to any suppliers considered to be strategic vendors. In 2023, we launched our Code of Conduct for Customers and started disseminating it as well in 2024. In 2025, we continued to disseminate our Code of Conduct for Suppliers and Code of Conduct for Customers.

Anti-corruption, anti-money laundering and antitrust programs have been implemented, including, among other things, ethics and compliance training and an ethics hotline which enables employees and third parties to report misconduct. Information reported through our ethics hotline is investigated and following the investigation, disciplinary action may be taken, if necessary. We have not granted any implicit or explicit waivers from any provision of our code of conduct since its adoption.

Our code of conduct, code of conduct for suppliers and compliance-related policies are publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this Proxy Statement, and you should not consider it to be part of this Proxy Statement.

Foreign private issuer and controlled company exemptions

Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we have been, and expect to continue, taking advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our Board of Directors consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to audit committees; (ii) our Chief Executive Officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (iii) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (iv) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

In addition, for purposes of the NYSE rules, as VSA beneficially owns a majority of our outstanding common shares, we are a “controlled company.” “Controlled companies” under those rules are companies of which more than 50.0% of the voting power is held by an individual, a group or another company. Accordingly, we are eligible to take advantage of certain exemptions from NYSE governance requirements

25

provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have a majority of independent directors or a compensation, nominating and corporate governance committee composed entirely of independent directors.

As described further above, we recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect these considerations. The following table briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors. “Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

We are a controlled company because more than a majority of our voting power for the appointment of directors is controlled by VSA. We are a foreign private issuer because we are incorporated in Luxembourg. As a controlled company and foreign private issuer, we are not required to comply with the majority of independent director requirements.

As of the date of this Proxy Statement, four of our nine directors are independent. Our Board of Directors has adopted internal rules equivalent to a charter. See “Corporate Governance, management and employees—Board of Directors” for a description of our Board of Directors and processes our Board of Directors has implemented to promote the exercise of independent judgment.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We have no management directors.
303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of one independent director and three non-independent directors, which has adopted a committee charter.

As set forth in the committee’s charter, this committee is responsible for, among other matters:

26

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

•         identifying individuals qualified to be nominated as members of the Board of Directors;

•         suggesting names to fill any vacancies on the Board of Directors;

•         developing corporate governance guidelines and principles; and

•         evaluating the performance and effectiveness of the Board of Directors, the CEO and each of committees.

See “Corporate Governance, management and employees—Board of Directors—Committees of our Board of Directors.”

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the compensation committee requirements. However, we do have a compensation, nominating and governance committee composed of one independent director and three non-independent directors, which has adopted a committee charter.

As set forth in the committee’s charter, this committee is responsible for, among other matters:

•         reviewing and proposing new compensation models and changes to current compensation models; and

•         determining compensation of executive officers, directors and committee members.

See “Corporate governance, management and employees—Board of Directors—Committees of our Board of Directors.”

27

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.06 303A.07	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

We have an audit committee composed of three members, all of whom qualify as independent under Rule 10A-3 and applicable NYSE standards. Each member of the audit committee also satisfies the financial literacy requirement under applicable standards. The audit committee has adopted a committee charter, which was duly approved by our Board of Directors.

As set forth in the committee’s charter, the committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to, among others:

•         quality and integrity of our financial reporting and related financial disclosures;

•         the effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•         our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures;

•         our risk management controls and monitoring processes, according to the ERM policy;

•         the qualifications, performance and independence of our independent auditors and performance of the internal audit function; and

•         our internal controls and processes to ensure ESG and cybersecurity disclosures and policies are accurate, transparent and in compliance with applicable laws, regulations or rules.

See “Corporate governance, management and employees—Board of Directors—Committees of our Board of Directors.”

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our articles of association require shareholder approval of overall remuneration, including any equity-compensation plans of members of the Board of Directors and members of Board of Directors committees.

28

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have corporate governance policies in place as described in “Corporate governance, management and employees” in this Proxy Statement.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a formal code of conduct, which applies to our directors, officers, employees and third parties who interact with the Company. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.
303A.12

(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the Company of NYSE corporate governance listing standards.

(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

As a foreign private issuer, we are subject to and comply with (b) and (c) of these requirements but are not subject to (a).

29

MANAGEMENT

Board of Directors

Our Board of Directors is responsible for the general guidance of our business and affairs, including providing general guidance, governance and strategic oversight to our executives and other members of our management team. It is also responsible for ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The Board of Directors is vested with broad powers to act on behalf of Nexa and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our Board of Directors. Our Board of Directors is comprised of a minimum of five and a maximum of eleven members and currently has nine members, of which four are independent directors and five are non-independent.

The term of each and all of our directors expires at the 2026 annual general meeting of shareholders. The following table sets forth our current directors as of the date of this Proxy Statement, their respective Board of Directors positions and their respective date of election to the Board of Directors.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (2)(3)	70	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Dimitrov (1)(2)*	56	Toronto, Canada	Director	December 14, 2017**
Edward Ruiz (1)(4)*	75	New Jersey, USA	Director	December 14, 2017**
Flavio Aidar (3)(4)	48	São Paulo, Brazil	Director	October 1, 2024
Gianfranco Castagnola (4)	65	Lima, Peru	Director	June 4, 2020
Hilmar Rode (2)*	58	Antwerpen, Belgium	Director	June 22, 2023
Jane Sadowsky (1)(3)*	64	New York, USA	Director	December 14, 2017**
Luís Ermírio de Moraes (2)(3)	65	São Paulo, Brazil	Director	August 25, 2016
Paulo Ermírio de Moraes Macedo (4)	37	New York, USA	Director	June 28, 2024

(1) Member of the Audit committee.

(2) Member of the SCP committee.

(3) Member of the CNG committee.

(4) Member of the Finance Committee.

* Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 Audit Committees.

** The Audit Committee members were elected in December 2017 and the effective date of the mandate starting period was January 2018.

The business address of each member of our Board of Directors is Nexa’s corporate office, which is 37A, Avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

We present below a brief biographical description of each member of our current Board of Directors as of the date of this Proxy Statement:

Jaime Ardila. Mr. Ardila has been a member of our Board of Directors since June 2019 and has been Chair of the Board since July 30, 2020. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications, and investment advice. Prior to that, he held several positions at General Motors Company in the U.S., Europe, and South America in a career spanning 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. At General Motors, Mr. Ardila served CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa, and the Middle East; President for

30

Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the board of directors of Accenture and Chairman of Goldman Sachs, BDC. Mr. Ardila earned his master’s degree in Economics at the London School of Economics in 1981 and his bachelor’s degree in Economics at the University of Bogota in 1977.

Daniella Dimitrov. Ms. Dimitrov has been a member of our Board of Directors since January 2018. Ms. Dimitrov has over 25 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. Ms. Dimitrov served as the CFO of a multi-mine gold producer and her previous roles include also President and CEO, Interim CEO, CFO of multi mine gold/copper producers, partner at a mining investment bank, Executive Vice Chair of an iron ore developer through its acquisition following a hostile takeover bid, COO of a Canadian national wealth management and capital markets firm, and various corporate development roles in mining and financial services. Ms. Dimitrov has also been a director of various companies in the mining, oil, gas and chemicals industries and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation, and governance. Ms. Dimitrov is currently also a director of Chemtrade Logistics Income Fund and Chief Strategy and Risk Officer of Equinox Gold Corp. Ms. Dimitrov has received the NACD Directorship Certification, the ESG Global Competent Boards Designation and the Cyber Risk Oversight Certificate from the CERT Division of the Software Engineering Institute at Carnegie Mellon University. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

Edward Ruiz. Mr. Ruiz has been a member of our Board of Directors since January 2018. Mr. Ruiz brings over 51 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committees of Iochpe Maxion, and SmartFit, publicly traded companies in Brazil, and he is a former member of the Risk, Audit and Finance Committees of Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, and most recently served as an audit partner and member of Deloitte’s IFRS Accounting Standards specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971.

Flavio Aidar. Mr. Aidar has been a member of our Board of Directors since October 2024. He brings experience in the industrial, infrastructure, and mining sectors, along with extensive board experience in various countries and financial markets. He is currently Managing Director of Votorantim S.A. and member of the Board of directors of Companhia Brasileira de Alumínio since October 2024. He previously served as CEO of InterCement, a leading global cement company with a presence in Latin America, Europe, and Africa. His previous board roles include Director of CCR S.A., Chairman of Loma Negra, Chairman of lnterCement Brasil S.A., and Chairman of Brazil’s Cement Industry Associations. Before holding these positions, Mr. Aidar was a Managing Director in the Investment Banking Division of Goldman Sachs and a member of its management committee in Brazil. Mr. Aidar holds a degree in Business Administration from Fundação Getúlio Vargas.

Gianfranco Castagnola. Mr. Castagnola has been a member of our Board of Directors since June 2020. Mr. Castagnola is partner and Chairman of the Board of Apoyo Consultoría, a leading firm specialized in economic, business and financial advisory services in Peru. He is also former chairman of the board of directors of its subsidiary, AC Capitales SAFI, one of the largest Peruvian investment fund managers. He has been a member of the board of directors of the Peruvian Central Bank from 1996 to 2001 and was president of the Universidad del Pacífico board of trustees. He is also chairman of the board of directors of

31

Scotiabank Peru S.A., and member of the board of directors of Saga Falabella, the Austral Group and IKSA. Mr. Castagnola’s previous roles include serving as member of the board of directors of Nexa Peru, Nexa Resources Atacocha S.A.A., Lima Airport Partners, Quimica Suiza, Cementos Pacasmayo, Camposol Holding and Redesur. Mr. Castagnola earned his master’s degree in public policy from Harvard University and his bachelor’s degree in Economics from the Universidad del Pacífico.

Hilmar Rode. Mr. Rode has been a member of our Board of Directors since June 2023. Mr. Rode has over 30 years of experience in the global mining, materials, chemicals, and industrial gases industries. He began his career in process development and research engineering before joining Anglo American, where he worked for 12 years in leadership positions in its industrial diamonds, base metals and paper divisions in South Africa, United Kingdom and Austria. He joined Glencore in 2007 as CEO of its zinc division in Bolivia, returning in 2019 to the copper division to work on operational strategy, technical services, projects, and capital management. Between 2015 and 2019, Mr. Rode was president of BHP’s Minera Escondida Ltda. in Chile and then Chief Executive Officer of zinc producer Nyrstar. Since September 2020, Mr. Rode joined Sibelco as group CEO. Mr. Rode holds a bachelor’s degree in Chemical Engineering from the University of Stellenbosch, South Africa, a Master’s in Environmental Engineering and a Doctorate in Chemical Engineering from State University, Buffalo, New York, and a Certificate in the Advanced Management Program from Harvard Business School.

Jane Sadowsky. Ms. Sadowsky has been a member of our Board of Directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings, and cross-border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board, the audit and the compensation committees of Allied Gold, Inc., and chairs Allied Gold’s nomination and governance committee. She also serves as a senior advisor at Moelis &. Company, a U.S. publicly traded company. Ms. Sadowsky also serves on the board and Remuneration Committee of Scientific Games, a PE-backed company based in the U.S. and the NY Chapter of NACD. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. Ms. Sadowsky has received the NACD Directorship Certification. She is a National Association of Corporate Directors Governance fellow and a frequent speaker at board governance conferences throughout the United States.

Luís Ermírio de Moraes. Mr. Moraes has been a member of our Board of Directors since 2016 and was the Chair of the Board until July 30, 2020. He was a member and the Chairman of the board of directors of Nexa Brazil until 2018. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of the board of directors of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Paulo Ermírio de Moraes Macedo. Mr. Macedo has been a member of our Board of Directors since June 2024. He is a co-founder and partner of 4×4 Capital, a New York based private equity firm focused

32

on investing in the consumer, industrial and services sectors. Mr. Macedo led the acquisition of 1440 Foods (the former sports and active nutrition division of The Bountiful Company) from KKR and The Carlyle Group in 2021 and served as its Chief Financial Officer until the sale of the company to Bain Capital Private Equity in 2023. Mr. Macedo currently serves as Board Observer of 1440 Foods and as board member of Hejoassu Administração, the ownership board of Grupo Votorantim. Prior to that, Mr. Macedo served on the Board of Citrosuco from 2020 to 2021. Mr. Macedo started his career as an investment banker at Merrill Lynch International in London, working in several M&A and capital market transactions for large European industrial and mining companies and also worked at CVC Capital Partners in its Private Equity team in Sao Paulo, Brazil. Mr. Macedo earned his MBA from Stanford University and received his M.S. and B.S. in engineering from École Nationale des Ponts et Chaussées and Escola Politécnica-USP, where he was a CAPES Foundation Scholar.

Share ownership

Luís Ermírio de Moraes, a member of our Board of Directors, indirectly owns approximately 2,356,402, or 1.79%, of our common shares or options on the Company’s shares. As of December 31, 2025, none of our executive officers own, beneficially or of record, any of our common shares.

EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE

Executive officers and management committee

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Ignacio Rosado	56	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	56	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer; Chief Executive Officer of Nexa Peru
Mauro Davi Boletta	65	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	48	Lima, Peru	Senior Vice President of Mining Operations
Jones Aparecido Belther	58	São Paulo, Brazil	Senior Vice President of Technical Services & Business Development
Carlos Alberto Hilário de Andrade	60	São Paulo, Brazil	Vice President of Human Resources and Corporate Affairs
Renata Penna Moreira Gunzburger	42	São Paulo, Brazil	Vice President of Legal & Governance
Felipe Lana De Almeida	44	São Paulo, Brazil	Projects, Engineering, and Energy Officer
Fernando Demuner da Silva	46	São Paulo, Brazil	Smelting Operations Officer
Neuma Eufrazio Braz Moreira	41	São Paulo, Brazil	Internal Audit, Compliance & Internal Controls Officer

The business address of our executives is Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil.

A brief biographical description of each of our executives is presented below:

Ignacio Rosado. Mr. Rosado has been our Chief Executive Officer since January 2022. He has more than 16 years of experience in the metals and mining industry, and extensive board experience in different countries. Mr. Rosado led the initial public offering of Hochschild Mining Plc, and its acquisition strategy

33

on Canadian Mining Assets. He also led the reorganization and transformation of Volcan Compañia Minera S.A.A. (“Volcan”) which included the construction of two new polymetallic mines and the issuance of bonds for more than US$1 billion. Prior to joining Nexa Resources, Mr. Rosado was the CEO of Volcan since 2014 and its Deputy CEO since 2010. Prior to Volcan, he served as Director and Chief Financial Officer at Hochschild Mining Plc. since 2005 and as a Senior Project Manager at McKinsey & Company since 2000. During his career, he also served on the board of directors of Lake Shore Gold Corp., Zincore Metals, Cordoba Minerals, and Kaizen Discovery. Mr. Rosado graduated with a degree in Economics in 1992 from Universidad del Pacifico and an MBA from the Ross School of Business, University of Michigan in 2000.

José Carlos del Valle. Mr. del Valle has been our Senior Vice President of Finance and Group Chief Financial Officer since October 2022, and he also serves as Chief Executive Officer of Nexa Peru since November 2022. He has extensive knowledge of the metals and mining industry and more than 25 years of experience in finance and planning. Mr. del Valle joined Nexa after spending nine years as CFO at Compañía Minera Antamina, where he led a successful company-wide transformation program and a US$1 billion syndicated loan financing initiative, among other key efforts. Before Antamina, he was the CFO of Volcan Compañía Minera and he held various leadership positions at well-known companies, including McKinsey & Company, Standard Chartered Bank, and Wells Fargo Bank, among others. Mr. del Valle holds a Business Administration degree from California State University, as well as an MBA from The Wharton School. He also graduated from the Advanced Management Program at Harvard Business School.

Mauro Davi Boletta. Mr. Boletta has been our Senior Vice President of Smelting Operations and Commercial since 2016. Mr. Boletta has over 30 years of experience with operations. He joined Votorantim Metais S.A. in 1986, having served in several production areas. Between 2010 and 2011, he was responsible for the design review of an aluminum smelter in Trinidad and Tobago. Mr. Boletta graduated with a degree in electrical engineering from the Federal University of Itajubá, UNIFEI in 1985 and holds an MBA from FGV.

Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President of Mining Operations since 2017. Mr. Coelho has over 20 years of experience managing mining operations with focus at gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position at this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (“UFMG”) and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018 and MIT in 2019.

Jones Aparecido Belther. Mr. Belther has been our Senior Vice President of Technical Services & Business Development since October 2024. Prior to this role, he served as Senior Vice President of Mineral Exploration & Business Development since 2014. He has over 28 years of experience in the area. He held the same position at Votorantim Metais S.A. between 2004 and 2014. Prior to joining us, he was country manager at Vale in Peru between 2002 and 2004. He has worked in Brazil and abroad in companies such as Rio Tinto Brasil, Golden Star Resources, in Suriname, Phelps Dodge in Brazil and Chile, Vale in Brazil and Peru, and other companies. Mr. Belther graduated with a degree in Geology in 1991 from the São Paulo State University, UNESP, in Brazil, where he also obtained a Master’s degree in 2000 in Mineral Exploration.

34

Carlos Alberto Hilário de Andrade. Mr. Hilario became our Vice President of Human Resources and Corporate Affairs in April 2025. With over 25 years of experience in people management, he has built his career in leadership roles at major companies in the mining, steel, and forestry sectors, with an international track record across multiple countries, including Brazil, the United States, Argentina, and Trinidad and Tobago. Prior to joining, he served as Executive Director of Human Resources at Anglo American and held several senior leadership positions at ArcelorMittal. Throughout his career, he has led initiatives focused on cultural transformation, leadership development, labor relations, health, safety, and the environment, in addition to experience in social management and institutional relations. He holds degrees in Psychology and Business Administration, a PhD in Business Administration from Pontificia Universidad Católica Argentina, and a Master’s in Business Administration from Fundação Getulio Vargas (FGV).

Renata Penna Moreira Gunzburger. Ms. Penna has been our Vice President of Legal & Governance since April 2023. Ms. Penna joined us as Chief Legal Counsel and Head of Governance in 2017. With more than 20 years of experience, Ms. Penna has focused on M&A, project finance and capital market transactions and she served as counsel and project manager on our initial public offering in October 2017. As of 2024, she also serves as a member of the board of directors of FUNSEJEM and as of May 2025 she serves as a member of the board of directors of Instituto Votorantim. Prior to Nexa, she led LATAM, M&A and Finance divisions within the Legal Department of Votorantim Cimentos for six years, as well as worked for law firms such as Linklaters, Lobo & de Rizzo and Barbosa Mussnich & Aragão Advogados. Ms. Penna has a Bachelor from Pontifícia Universidade Católica de São Paulo and a Master of Law Degree (LL.M.) from the University of Chicago Law School, an Executive MBA from Instituto de Ensino e Pesquisa (“INSPER”),completed an Executive Education Program on Women on Board from Harvard Business School and a qualification at INSEAD in Transition to General Management.

Felipe Lana De Almeida. Mr. Almeida has been with Nexa since 2017 and was recently appointed as Projects, Engineering, and Energy Officer. He brings over 20 years of experience in the Automotive, Steel, and Mining Industries. Throughout his career, Mr. Almeida has held various roles focused on Engineering Development, Construction, Capital Projects, Portfolio Management, and Project Management Office. He has worked for well-known companies such as Fiat Powertrain Technologies, ArcelorMittal Long Carbon Americas, Anglo American Nickel, Niobium and Phosphates, and CMOC, where he had the opportunity to collaborate with different cultures and contribute to important strategic business growth initiatives. Mr. Almeida holds a degree in Mechatronic Engineer from PUC Minas and a postgraduate degree in Project Management from IBMEC Business School.

Fernando Demuner da Silva. Mr. Demuner has been our Smelting Operations Officer since January 2025, bringing over 22 years of experience in zinc smelting operations. He joined Nexa (formerly Votorantim Metais S.A.) in 2003, holding various leadership roles in operations and corporate areas in Brazil and Peru. Prior to his current position, he served as the General Manager of the Cajamarquilla Smelter and as Corporate General Manager of Smelting Operations and Development. He graduated in Metallurgical Engineering from the Federal University of Ouro Preto (“UFOP”) in 2002. Additionally, he holds multiple qualifications, including an MBA from Fundação Getúlio Vargas (“FGV”), a Leadership Course from Harvard University, an Executive Development Program at Fundação Don Cabral (“FDC”) and Kellogg School of Management. He also completed international specializations in Corporate Finance from ESAN Graduate School of Business and Mining Business Management from Universidad del Pacifico, both in Peru.

Neuma Eufrazio Braz Moreira. Ms. Moreira has been a member of our Leadership Team since October 2023. She brings over 20 years of leadership experience in building and managing Corporate Governance, Internal Controls, Risks and Internal Audit, Crisis Management and Compliance functions. Neuma has extensive experience in the mining industry, collaborating with companies involved in Iron Ore, Nickel,

35

Phosphates, Niobium, and Copper. She has also worked across various cultures and regions, including Europe, South Africa, Chile, Peru, Australia, and the United States, with experience at the Board level. Before joining Nexa, Neuma led Anglo American Brazil’s Governance, Internal Controls, Risks & Crisis Management, and Compliance division for 10 years, reporting directly to the CEO. From April 2022 to October 2023, she served as board member of the Fiscal Council for Fundambras, representing Anglo American. She has also held key roles at Ferrous Resources and Fir Capital / DJF Fund and has been a graduate and postgraduate professor at the Anima Group, teaching subjects such as calculation, statistics, internal audit, and corporate governance. Neuma holds a Bachelor’s degree in IT and Business from PUC Minas and SEBRAE, a postgraduate degree in Business and Finance from IBMEC Business School, and a postgraduation in Data Privacy from Fundação Dom Cabral. She is certified as Leader Auditor in Antibribery System by RINA, a certified Board Director and Governance Officer by the Brazilian Institute of Corporate Governance and earned a Master’s degree in Math and Computer Modelling from the Federal Centre of Technological Education of Minas Gerais in December 2013. She is also currently pursuing a Master’s in Compliance from IMF Business School. In 2020, Neuma was recognized as one of the Top 100 Global Inspirational Women in Mining by Women in Mining UK.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the Chief Executive Officer, the compensation, nominating and governance committee and ultimately, the Board of Directors. We strive to create a strong ethical and high-performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to conduct our strategy.

Each year, our Chief Executive Officer presents to the Board of Directors a report on potential successors to his position, which considers the ability of succession candidates to succeed the Chief Executive Officer in an emergency, on an interim or permanent basis, as well as critical experiences and other attributes required in order for each candidate to enhance his or her readiness for succession. Our Board of Directors discusses potential successors with the Chief Executive Officer, as well as potential successors to each member of the management team.

Position descriptions

Our Board of Directors has developed position descriptions for each of the Chief Executive Officer and chief financial officer (the “Chief Financial Officer”), which are discussed below.

Chief Executive Officer

Our Board of Directors believes that our Chief Executive Officer must have experience in, among other things: leading businesses of a similar complexity and scale; carrying out growth and value creation mandates; participating in mergers and acquisitions; articulating and executing long-term corporate strategies; and facilitating development within high achieving organizations. In addition, our Board of Directors expects our Chief Executive Officer to have knowledge of the mining and metals industry, international experience and an extensive global network. According to our Board of Directors, our Chief Executive Officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation within the market; and the ability to communicate with and influence stakeholders.

Chief Financial Officer

36

Our Board of Directors believes that our Chief Financial Officer must have experience in, among other things: leading accounting, controllership, financial planning and analysis, investor relations, treasury matters, mergers and acquisitions and risk management activities; formulating a company’s plan and direction for the future; developing financial, operational and tax-related strategies; managing transactions; overseeing internal controls in compliance with applicable laws and regulations; and implementing all financial-related activities within a company. In addition, our Board of Directors expects our Chief Financial Officer to have public company experience, strong analytical and business valuation skills and knowledge of national securities exchanges, such as the NYSE, international experience and an extensive global network. According to our Board of Directors, our Chief Financial Officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation in the market; and the ability to communicate with and influence stakeholders.

Management committee

In accordance with our Articles, the Board of Directors may delegate its powers to conduct our management and affairs, as well as its representation of us with respect to such matters, to a management committee. The management committee consists of at least three, and a maximum of eleven, members. The members are not required to be shareholders or directors of Nexa. The Board of Directors may not delegate its powers related to general guidance of our business or acts reserved to the Board of Directors pursuant to the 1915 Law.

The following table sets forth the current members of our management committee, and their respective positions. The term of the members of our management committee expires on the day of the first Board of Directors’ meeting held after the 2026 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Ignacio Rosado	56	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	56	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer
Mauro Davi Boletta	65	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	48	Lima, Peru	Senior Vice President of Mining Operations
Jones Aparecido Belther	58	São Paulo, Brazil	Senior Vice President of Technical Services & Business Development

Conduct Committee

Our Conduct Committee reports to the Chief Executive Officer and was created on January 1, 2014. Its internal rules were revised and updated on December 2, 2019.

The Conduct Committee may be composed of at least seven members, such members being necessarily the Chief Executive Officer, the Vice President of Human Resources and Corporate Affairs, the Vice President of Legal & Governance, the Head of Internal Audit, Compliance and Internal Controls, the Ethics Line Manager and two representatives of the Ethics Line program, a confidential reporting system managed by a qualified and independent external entity available to internal and external parties designed to allow anonymous reporting of violations of our Code of Conduct, policies and internal procedures or applicable laws.

Our Conduct Committee’s primary responsibilities are to assist the Management committee in enforcing the Code of Conduct, reviewing any claims raised through the Ethics Line program, and identifying claims that should be rated as critical. The Conduct Committee also assists our Audit Committee

37

by ensuring that any claim filed through the Ethics Line program and rated as critical is properly elevated to the Audit Committee for further review.

Family relationships among executives

Our executives do not have any family relationships among themselves or with any other of our employees.

38

SHAREHOLDER COMMUNICATIONS

Shareholders may contact any of the Company’s directors, including the Chair, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Nexa Resources S.A.
37A, Avenue J. F. Kennedy
L-1855 Luxembourg, Grand-Duchy of Luxembourg
Attn: Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the 2026 Annual General Meeting or the Extraordinary General Meeting must comply with the requirements contained in article 13.9 of our Articles. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Nexa files annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (+1) 202 551-6551 for further information on the public reference room.

Nexa’s SEC and Canadian securities filings are also available to the public on the SEC’s internet website at www.sec.gov and on Canadian securities regulatory authorities’ internet website at www.sedarplus.ca. In addition, Nexa’s SEC filings are also available to the public on Nexa’s website, https://ri.nexaresources.com/financial-information/annual-reports/. Information contained on Nexa’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

39

Important Notice Regarding the Availability of Proxy Materials for the
Shareholders’ Meetings to be Held on June 25, 2026

Information is now available regarding the 2026 Annual General Meeting and the Extraordinary General Meeting of Shareholders (the “Meetings”) at https://ri.nexaresources.com/corporate-governance/shareholders-meeting/.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual General Meeting and the Extraordinary General Meeting, common shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Meetings in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on June 19, 2026, by contacting our Investor Relations department at ir@nexaresources.com. Additional details regarding requirements for admission to the Meetings are described in the Proxy Statement under the heading “Who May Attend the Meetings?”.

If you are a holder of record of our common shares as of the Record Date, you will be admitted to the meeting upon presenting a form of photo identification. If you own common shares beneficially through a bank, broker or otherwise, you will be admitted to the Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date; in order to vote at the Meeting, you must bring a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as at the close of business (EDT) on May 7, 2026 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Meetings. If you are a holder of common shares you will be entitled to vote at the Meetings or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Meetings, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Meetings. Any shareholder that decides to attend the Meetings in person may, if so desired, revoke the prior proxy by voting such person’s common shares at the Meetings as further described in the Proxy Statement under the heading “What Is the Process for Revocation of Proxies?”.

Luxembourg
May 19, 2026

40